
03055268




GLENBOROUGH
REALTY TRUST INCORPORATED


PROCESSED
APR 15 2003
THOMSON
FINANCIAL

annual report 2002



to our shareholders

In 2003, we are celebrating our 25th year in the real estate business, including seven years as a public company. Over the course of a quarter century, we have seen many up and down cycles.

We have dramatically transformed our property portfolio over the past 2½ years. Responding to the demands of the capital markets, we have sharpened our focus to feature high-quality multi-tenant office properties in large, dynamic submarkets where people can both live and work, and that feature strong demand generators and development constraints. Reflecting our increased focus on the office sector, in April of 2002 we strengthened our executive management team by bringing in Mike Steele, formerly Chief Operating Officer at Equity Office Properties, as Executive Vice President for Portfolio Management.

One characteristic of a focused portfolio is increased exposure to cycles. Accordingly, while we are enthusiastic about the transformation of the portfolio, we must acknowledge that our performance in 2002 showed declines in occupancy and rent levels, which in turn adversely impacted our earnings. So why isn't our portfolio improvement producing a noticeable impact on performance? Because we are struggling to cope with extremely challenging market conditions in most markets around the country. These same challenges are also faced by everyone else in the office sector. In the last couple of years, the national economy has lost millions of jobs. This translates to reduced demand for office space, which in turn translates to higher vacancies and lower rents at the property level, and lower earnings and tighter dividend coverages at the company level.

In addition to the transformation of our property portfolio, another initiative we continue to pursue is our stock repurchase program. Back in 1999–2000 we very aggressively repurchased both common and convertible preferred stock, buying back 20% of our common and 10% of our preferred. With the stock price again declining in early 2003, we have resumed our repurchase activity, and as we continue to dispose of industrial properties, we will continue to seriously consider re-investing the proceeds from such sales in repurchases of our stock.

Given the overall economic weakness of the past couple of years, we are very happy about the changes we have made in our portfolio, and as we look to the future, we think that improvement (which is continuing) will position us to take fast and full advantage when general economic conditions improve and job growth returns to the economy. We believe that, when businesses begin to think again about growth, our markets and our buildings will be among the first ones they turn to.

In closing, we would like to thank the customers, suppliers and employees whose paths have crossed ours over the last 25 years.



Robert Batinovich
Chairman and Chief Executive Officer



Andrew Batinovich
President and Chief Operating Officer

active portfolio management

Since March 2001, we have invested $340 million in seven high quality office properties in our core markets of Washington, D.C., Boston, Northern New Jersey, Chicago, Denver, Southern California and Northern California. What kind of properties have we been acquiring? Each of them exhibits most or all of the following features: it is located in a large, dynamic, 24-hour submarket, near transportation centers and demand generators such as executive housing, worker housing, and large employers; it is in a market where development is constrained by limited developable land or restrictive zoning; it has a broad tenant base with staggered lease expirations and a strong credit profile; and it has construction features that address both esthetics and functionality. When we say "dynamic," we mean a diversified economy with activity across a variety of business sectors. When we say a "24-hour submarket," we mean a market that is as desirable as a place to live as it is as a place to work.

As recently as November of 2000, office properties made up only half our portfolio, which also included industrial, retail and multifamily properties, with an average asset size of $13 million. In less than 2½ years, we have accomplished much. We liquidated our $425 million multifamily portfolio, as well as about $40 million of retail properties and $95 million of industrial properties, reinvesting $340 million of the proceeds in the new office properties described above. In the process, the commercial portfolio has been trimmed to 72 properties from 125, and to 16 markets from 26. Our average asset size has increased to $19.2 million. Our concentration in our core markets has grown to about 75% from about 45%, and high quality office properties now comprise more than 80% of our portfolio.



active capital management



Our capital management philosophy remains unchanged: to maintain a strong capital structure and financial flexibility, as key conditions for long-term growth. In this area, the major themes in 2002 were the continuation of historically low interest rates, and Glenborough's stable debt levels and coverage ratios. We did increase our debt slightly, in order to take advantage of the low prevailing interest rates and a couple of very attractive acquisition opportunities in our core markets of Southern California and Washington, D.C.

Most of our debt bears interest at fixed rates, which are a two-edged sword. Fixed rate debt provides us with protection against future interest rate fluctuations, but because it includes prepayment penalties, it also limits our flexibility in our property dispositions. Because variable rate debt does not include prepayment penalties, it gives us more flexibility in managing the portfolio. Thus, a balance between fixed rate and variable rate financing is the best approach to maintain a balance between interest rate exposure and flexibility in our dispositions program.

Glenborough maintains a $180 million line of credit provided by a group of major commercial banks. At year-end 2002, we retained substantial availability of credit on the line, providing borrowing capacity to take advantage of opportunities in our markets as they may arise.


1525

long-term performance and value

In 2002, the Dow Jones Industrials, S&P 500 and NASDAQ all produced *negative* total returns for the second consecutive year, while the RMS REIT Index produced a total return of 4%. In our case, the positive return from our dividends was offset by the decline in our stock value, so we produced a 0% total return for the year.

If we take a longer perspective, since we went public in 1996, Glenborough has produced a total annual return (including dividends and appreciation) of 12%, outperforming the RMS REIT Index (+10%), the Dow (+9%), the S&P (+7%) and the NASDAQ (+4%).

financial highlights

Year Ended December 31,	1998	1999	2000	2001	**2002**
(in thousands, except per share amounts)					
Total Revenue[1]	$ 224,205	$ 250,815	$ 238,148	$ 177,712	**$ 187,332**
Rental revenues from discontinued operations	12,474	15,152	17,134	23,275	**19,871**
Total Revenue including rental revenues from discontinued operations	$ 236,679	$ 265,967	$ 255,282	$ 200,987	**$ 207,203**
Funds from Operations[2]	79,920	84,047	71,390	72,784	**75,835**
FFO/Share[2]	$ 2.25	$ 2.37	$ 2.16	$ 2.39	**$ 2.45**
Adjusted Funds from Operations	68,357	66,576	51,286	58,294	**55,684**
AFFO/Share	$ 1.92	$ 1.87	$ 1.55	$ 1.91	**$ 1.80**
Common Dividends	$ 1.68	$ 1.68	$ 1.68	$ 1.69	**$ 1.72**
Common Shares Outstanding at Year End[3]	35,977	34,436	30,066	30,007	**30,878**
FFO Payout Ratio	75%	71%	77%	70%	**70%**
AFFO Payout Ratio	87%	90%	107%	88%	**96%**
Book Assets (undepreciated)	1,961,885	1,908,774	1,483,995	1,533,512	**1,617,855**
Total Debt[4]	922,097	897,358	606,677	653,014	**734,917**
Debt/Book Assets	47%	47%	41%	43%	**45%**
Total Market Capitalization	1,942,624	1,641,186	1,381,344	1,487,600	**1,538,708**
Debt/Market Capitalization	47%	55%	44%	44%	**48%**
Number of Properties	175	154	88	79	**74**
Same Store NOI Growth	6.0%	1.3%	5.1%	4.7%	**(3.2%)**

[1]Excluding gain or loss from real estate sales.
[2]Straight-line rents included in FFO in 2002, but not in prior years.
[3]Including Operating Partnership Units.
[4]Including debt secured by properties classified as held for sale.

historical stock price and dividends[1]

	Common Stock			Preferred Stock		
Quarterly Period	High	Low	Div/Share	High	Low	Div/Share
2001						
First Quarter	$19.05	$16.81	$0.42	$19.88	$16.63	$0.48
Second Quarter	19.30	16.66	0.42	20.24	18.05	0.48
Third Quarter	21.20	17.25	0.42	20.75	18.26	0.48
Fourth Quarter	19.65	16.89	0.43[2]	21.50	19.15	0.48[2]
2002						
First Quarter	23.00	19.11	0.43	23.25	21.15	0.48
Second Quarter	23.70	20.69	0.43	23.00	21.60	0.48
Third Quarter	23.03	17.77	0.43	22.55	18.90	0.48
Fourth Quarter	20.45	17.06	0.43[2]	22.10	19.60	0.48[2]
2003						
First Quarter	18.23[3]	16.12[3]	0.43[4]	22.10[3]	21.10[3]	0.48[4]

[1]Stock prices shown are closing prices in trading on the New York Stock Exchange.
[2]Dividends for the fourth quarter of 2001 and 2002 were paid in January of the following year.
[3]High and low stock closing prices through February 28, 2003.
[4]Dividends for the first quarter of 2003 will be paid on April 15, 2003.

consolidated statements of income

For the Years Ended December 31,	2002	2001	2000*
(in thousands, except share and per share amounts)			
Revenue			
Rental revenue	$ 177,940	$ 165,446	$ 225,070
Fees and reimbursements from affiliates	3,672	6,628	3,713
Interest and other income	5,391	5,392	8,296
Equity in earnings of Associated Company	—	—	1,455
Equity in earnings (losses) of unconsolidated operating joint ventures	329	246	(386)
Total revenue	187,332	177,712	238,148
Expenses			
Property operating expenses	53,913	49,000	77,382
General and administrative	11,687	10,967	13,429
Depreciation and amortization	47,657	41,781	55,307
Interest expense	34,633	31,717	58,654
Provision for impairment of real estate assets	4,582	—	4,800
Provision for impairment of non-real estate assets	—	—	4,404
Total expenses	152,472	133,465	213,976
Income before gain on sales of real estate assets, minority interest, discontinued operations and extraordinary item	34,860	44,247	24,172
Net gain on sales of real estate assets	—	884	20,482
Income before minority interest, discontinued operations and extraordinary item	34,860	45,131	44,654
Minority interest	(291)	(2,745)	(3,307)
Net income before discontinued operations and extraordinary item	34,569	42,386	41,347
Discontinued operations (including net gain on sales of $6,704 in 2002)	(637)	3,221	2,799
Net income before extraordinary item	33,932	45,607	44,146
Net loss on early extinguishment of debt	(11,442)	(1,732)	(7,910)
Net income	22,490	43,875	36,236
Preferred dividends	(19,564)	(19,564)	(20,713)
Discount on preferred stock repurchases	—	—	12,335
Net income available to Common Stockholders	$ 2,926	$ 24,311	$ 27,858
Basic Per Share Data:			
Income available to Common Stockholders before extraordinary item and discontinued operations	$ 0.55	$ 0.84	$ 1.12
Extraordinary item	(0.42)	(0.06)	(0.27)
Discontinued operations	(0.02)	0.12	0.10
Net income available to Common Stockholders	$ 0.11	$ 0.90	$ 0.95
Basic weighted average shares outstanding	27,524,059	26,974,963	29,295,250
Diluted Per Share Data:			
Income available to Common Stockholders before extraordinary item and discontinued operations	$ 0.49	$ 0.83	$ 0.77
Extraordinary item	(0.37)	(0.05)	(0.26)
Discontinued operations	(0.02)	0.11	0.09
Net income available to Common Stockholders	$ 0.10	$ 0.89	$ 0.60
Diluted weighted average shares outstanding	30,915,237	30,517,525	29,831,671

*In order to comply with the requirements of Statement of Financial Accounting Standards No. 144 which requires restatement of financial statements for discontinued operations, we asked our current auditor, KPMG LLP, to conduct a re-audit of our financial statements for the years ended December 31, 2001 and 2000. This was necessary as Arthur Andersen, our former auditor, is no longer able to perform public company audits. As a result of the re-audit, certain adjustments have been made to our 2000 and 2001 financial statements. Please see note 2 of our Consolidated Financial Statements included in our 2002 Form 10-K.

consolidated balance sheets

As of December 31,	2002	2001*
(in thousands, except share amounts)		
Assets		
Rental properties, gross	**$1,323,939**	$1,338,022
Accumulated depreciation	**(171,701)**	(146,198
Rental properties, net	**1,152,238**	1,191,824
Rental properties held for sale (net of accumulated depreciation of $12,291)	**95,697**	—
Investments in land and development	**78,529**	98,105
Investments in unconsolidated operating joint ventures	**7,822**	7,076
Mortgage loans receivable	**41,813**	39,061
Cash and cash equivalents	**5,029**	4,410
Other assets	**52,735**	46,838
Total Assets	**$1,433,863**	$1,387,314
Liabilities and Stockholders' Equity		
Liabilities:		
Mortgage loans	**$ 605,996**	$ 588,420
Unsecured bank line	**76,204**	64,594
Obligations associated with properties held for sale	**56,705**	—
Other liabilities	**22,490**	23,123
Total liabilities	**761,395**	676,137
Commitments and contingencies		
Minority interest	**40,910**	47,168
Stockholders' Equity:		
Common stock, $0.001 par value, 27,927,698 and 26,938,804 shares issued and outstanding at December 31, 2002 and 2001, respectively	**28**	27
Preferred stock, $0.001 par value, $25.00 liquidation preference, 10,097,800 shares issued and outstanding at December 31, 2002 and 2001	**10**	10
Additional paid-in capital	**785,051**	770,207
Deferred compensation	**(3,897)**	(945
Distributions in excess of accumulated earnings	**(149,634)**	(105,290
Total stockholders' equity	**631,558**	664,009
Total Liabilities and Stockholders' Equity	**$1,433,863**	$1,387,314

*In order to comply with the requirements of Statement of Financial Accounting Standards No. 144 which requires restatement of financial statements for discontinued operations, we asked our current auditor, KPMG LLP, to conduct a re-audit of our financial statements for the years ended December 31, 2001 and 2000. This was necessary as Arthur Andersen, our former auditor, is no longer able to perform public company audits. As a result of the re-audit, certain adjustments have been made to our 2000 and 2001 financial statements. Please see note 2 of our Consolidated Financial Statements included in our 2002 Form 10-K.

consolidated statements of cash flows

For the Years Ended December 31,	2002	2001	2000*
(in thousands)			
Cash flows from operating activities:			
Net income	**$ 22,490**	$ 43,875	$ 36,236
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	**52,912**	47,892	59,490
Amortization of loan fees, included in interest expense (including discontinued operations)	**2,331**	1,574	2,504
Accrued interest on mortgage loans receivable	**(2,752)**	(1,811)	(2,075)
Minority interest in income from operations	**291**	2,745	3,307
Equity in earnings of Associated Company	—	—	(1,455)
Equity in (earnings) losses of unconsolidated operating joint ventures	**(329)**	(246)	386
Net gain on sales of real estate assets	**(6,704)**	(884)	(20,482)
Net loss on early extinguishment of debt	**11,442**	1,732	7,910
Provision for impairment of real estate assets (including discontinued operations)	**15,845**	—	4,800
Provision for impairment of non-real estate assets	—	—	4,404
Amortization of deferred compensation	**198**	198	115
Changes in certain assets and liabilities, net	**(10,228)**	(15,356)	(9,086)
Net cash provided by operating activities	**85,496**	79,719	86,054
Cash flows from investing activities:			
Net proceeds from sales of rental property	**77,152**	107,314	467,419
Acquisition of rental properties	**(124,040)**	(109,951)	(49,989)
Payments for capital and tenant improvements	**(26,028)**	(21,942)	(22,764)
Deposits on prospective acquisitions	**(2,000)**	—	(2,273)
Investments in land and development	**(20,682)**	(49,707)	(48,356)
Investments in unconsolidated operating joint ventures	—	(86)	(2,832)
Distributions from unconsolidated operating joint ventures	—	—	535
Principal payments from mortgage loans receivable	—	—	2,407
Repayment of notes receivable	—	—	3,040
Payments from affiliates	—	—	200
Contribution to Associated Company	—	—	(25)
Distributions from Associated Company	—	—	1,258
Merger of Associated Company and the Company	—	—	7,705
Net cash (used for) provided by investing activities	**(95,598)**	(74,372)	356,325

*In order to comply with the requirements of Statement of Financial Accounting Standards No. 144 which requires restatement of financial statements for discontinued operations, we asked our current auditor, KPMG LLP, to conduct a re-audit of our financial statements for the years ended December 31, 2001 and 2000. This was necessary as Arthur Andersen, our former auditor, is no longer able to perform public company audits. As a result of the re-audit, certain adjustments have been made to our 2000 and 2001 financial statements. Please see note 2 of our Consolidated Financial Statements included in our 2002 Form 10-K.

consolidated statements of cash flows (continued)

For the Years Ended December 31,	2002	2001	2000*
(in thousands)			
Cash flows from financing activities:			
Proceeds from borrowings	**$ 300,006**	$ 447,688	$ 310,360
Repayment of borrowings	**(217,136)**	(479,306)	(485,336)
Prepayment penalties on loan payoffs	**(10,010)**	(849)	(2,708)
Contributions from minority interest holders	**27**	147	—
Distributions to minority interest holders	**(5,304)**	(5,137)	(5,990)
Dividends paid to common and preferred stockholders	**(66,803)**	(64,886)	(71,093)
Exercise of stock options	**10,859**	327	686
Repurchases of common stock	**(674)**	(1,116)	(74,066)
Repurchases of preferred stock	**—**	—	(18,519)
Net cash provided by (used for) financing activities	**10,965**	(103,132)	(346,666)
Net increase (decrease) in cash and cash equivalents	**$ 863**	$ (97,785)	$ 95,713
Cash and cash equivalents at beginning of year	**4,410**	102,195	6,482
Cash and cash equivalents at end of year before adjustment for properties held for sale	**$ 5,273**	$ 4,410	$ 102,195
Cash and cash equivalents at properties held for sale	**(244)**	—	—
Cash and cash equivalents at end of year	**$ 5,029**	$ 4,410	$ 102,195
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of capitalized interest of $3,939, $4,573 and $3,777 in 2002, 2001 and 2000, respectively)	**$ 36,876**	$ 37,483	$ 62,645
Supplemental disclosure of Non-Cash Investing and Financing Activities:			
Assumption of mortgage loans in acquisition of real estate	**$ 3,882**	$ 82,203	$ 4,300
Disposition of real estate involving buyer's assumption of mortgage loans	**$ 4,850**	$ 4,248	$ 120,517
Transfer of real estate assets from investments in land and development and unconsolidated operating joint ventures	**$ 36,494**	$ 39,250	$ 327
Note receivable from sale of investment in development	**$ 3,775**	$ —	$ —
Reallocation of limited partners' interests in Operating Partnership	**$ 359**	$ —	$ 20,492
Conversion of Operating Partnership units into common stock, at market value on date of issuance	**$ 1,151**	$ —	$ 4,780
Redemption of Operating Partnership units	**$ —**	$ —	$ 2,586
Issuance of Common Stock in merger of Associated Company and the Company	**$ —**	$ —	$ 2,615
Unrealized gain (loss) on marketable securities	**$ (31)**	$ 31	$ —

*In order to comply with the requirements of Statement of Financial Accounting Standards No. 144 which requires restatement of financial statements for discontinued operations, we asked our current auditor, KPMG LLP, to conduct a re-audit of our financial statements for the years ended December 31, 2001 and 2000. This was necessary as Arthur Andersen, our former auditor, is no longer able to perform public company audits. As a result of the re-audit, certain adjustments have been made to our 2000 and 2001 financial statements. Please see note 2 of our Consolidated Financial Statements included in our 2002 Form 10-K.

supplementary financial information

Quarter Ended	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
(in thousands, except share and per share amounts)				
Revenue				
Rental revenue	$40,938	$44,737	$45,195	$ 47,070
Fees and reimbursements from affiliates	1,041	842	832	957
Interest and other income	2,887	703	774	1,027
Equity in earnings of unconsolidated operating joint ventures	58	65	100	106
Total revenue	44,924	46,347	46,901	49,160
Expenses				
Property operating expenses	12,318	13,106	13,866	14,623
General and administrative	3,217	2,293	2,319	3,858
Depreciation and amortization	10,807	11,651	11,940	13,259
Interest expense	8,174	8,530	8,762	9,167
Provision for impairment of real estate assets	—	—	—	4,582
Total expenses	34,516	35,580	36,887	45,489
Income before minority interest, discontinued operations and extraordinary item	10,408	10,767	10,014	3,671
Minority interest	(651)	(752)	(400)	1,512
Net income before discontinued operations and extraordinary item	9,757	10,015	9,614	5,183
Discontinued operations	934	2,594	(1,003)	(3,162)
Net income before extraordinary item	10,691	12,609	8,611	2,021
Net loss on early extinguishment of debt	—	(892)	—	(10,550)
Net income	10,691	11,717	8,611	(8,529)
Preferred dividends	(4,891)	(4,891)	(4,891)	(4,891)
Net income available to Common Stockholders	$ 5,800	$ 6,826	$ 3,720	$(13,420)
Basic Per Share Data:				
Net income before extraordinary item and discontinued operations	$ 0.18	$ 0.19	$ 0.17	$ 0.01
Extraordinary item	—	(0.03)	—	(0.38)
Discontinued operations	0.03	0.09	(0.04)	(0.11)
Net income available to Common Stockholders	$ 0.21	$ 0.25	$ 0.13	$ (0.48)
Basic weighted average shares outstanding	27,006,349	27,639,344	27,710,517	27,730,026
Diluted Per Share Data:				
Net income before extraordinary item and discontinued operations	$ 0.18	$ 0.19	$ 0.16	$ (0.04)
Extraordinary item	—	(0.03)	—	(0.34)
Discontinued operations	0.03	0.08	(0.03)	(0.10)
Net income available to Common Stockholders	$ 0.21	$ 0.24	$ 0.13	$ (0.48)
Diluted weighted average shares outstanding	30,540,254	31,250,154	31,174,544	30,950,550

Quarterly per share amounts do not necessarily sum to per share amounts for the year, because weighted average shares outstanding are measured for each period presented, rather than solely for the entire year.

supplementary financial information (continued)

Quarter Ended	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31 2001
(in thousands, except share and per share amounts)				
Revenue				
Rental revenue	$38,698	$41,861	$42,681	$42,206
Fees and reimbursements from affiliates	2,310	1,206	1,786	1,326
Interest and other income	1,939	1,309	628	1,516
Equity in earnings (losses) of unconsolidated operating joint ventures	52	(1)	38	157
Total revenue	42,999	44,375	45,133	45,205
Expenses				
Property operating expenses	12,472	11,948	12,230	12,350
General and administrative	3,083	3,477	2,374	2,033
Depreciation and amortization	9,720	10,158	10,495	11,408
Interest expense	7,399	7,873	8,257	8,188
Total expenses	32,674	33,456	33,356	33,979
Income before gain or loss on sales of real estate assets, minority interest, discontinued operations and extraordinary item	10,325	10,919	11,777	11,226
Net gain (loss) on sales of real estate assets	58	(182)	3,007	(1,999)
Income before minority interest, discontinued operations and extraordinary item	10,383	10,737	14,784	9,227
Minority interest	(587)	(631)	(996)	(531)
Net income before discontinued operations and extraordinary item	9,796	10,106	13,788	8,696
Discontinued operations	1,003	661	573	984
Net income before extraordinary item	10,799	10,767	14,361	9,680
Net loss on early extinguishment of debt	(763)	(262)	(682)	(25)
Net income	10,036	10,505	13,679	9,655
Preferred dividends	(4,891)	(4,891)	(4,891)	(4,891)
Net income available to Common Stockholders	$ 5,145	$ 5,614	$ 8,788	$ 4,764
Basic Per Share Data:				
Net income before extraordinary item and discontinued operations	$ 0.18	$ 0.20	$ 0.33	$ 0.14
Extraordinary item	(0.03)	(0.01)	(0.02)	—
Discontinued operations	0.04	0.02	0.02	0.04
Net income available to Common Stockholders	$ 0.19	$ 0.21	$ 0.33	$ 0.18
Basic weighted average shares outstanding	26,992,324	26,989,534	26,984,208	26,934,323
Diluted Per Share Data:				
Net income before extraordinary item and discontinued operations	$ 0.19	$ 0.19	$ 0.32	$ 0.14
Extraordinary item	(0.03)	(0.01)	(0.02)	—
Discontinued operations	0.03	0.02	0.02	0.03
Net income available to Common Stockholders	$ 0.19	$ 0.20	$ 0.32	$ 0.17
Diluted weighted average shares outstanding	30,476,401	30,467,322	30,588,078	30,472,064

Quarterly per share amounts do not necessarily sum to per share amounts for the year, because weighted average shares outstanding are measured for each period presented, rather than solely for the entire year.

independent auditors' report

The Shareholders of
GLENBOROUGH REALTY TRUST INCORPORATED

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of GLENBOROUGH REALTY TRUST INCORPORATED (the Company) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002, appearing in Appendix A to the proxy statement for the 2003 annual meeting of stockholders of the Company (not presented herein). In our report dated January 31, 2003, also appearing in that proxy statement, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001, and the related condensed consolidated statements of income and condensed consolidated statements of cash flows for each of the three years in the period ended December 31, 2002 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2000 and consolidated balance sheet as of December 31, 2001.

KPMG LLP

KPMG LLP
San Francisco, California
January 31, 2003

stockholder information

Board of Directors

ROBERT BATINOVICH
Chairman and Chief Executive Officer
Glenborough Realty Trust Incorporated

ANDREW BATINOVICH
President and Chief Operating Officer
Glenborough Realty Trust Incorporated

RICHARD C. BLUM
Chairman
Blum Capital Partners, L.P.

PATRICK FOLEY
Private Business Consultant
Former Chairman and Chief Executive Officer
DHL Corporation, Inc.

RICHARD A. MAGNUSON
Executive Managing Director
CB Richard Ellis Investors

LAURA WALLACE
Chief Investment Officer
Public Employees Retirement System of Nevada

Executive Officers

ROBERT BATINOVICH
Chairman and Chief Executive Officer

ANDREW BATINOVICH
President and Chief Operating Officer

MICHAEL A. STEELE
Executive Vice President, Portfolio Management

STEPHEN R. SAUL
Executive Vice President and Chief Financial Officer

SANDRA L. BOYLE
Executive Vice President, Project Management

FRANK E. AUSTIN
Senior Vice President, General Counsel and Secretary


GLB
LISTED
NYSE
S&P
SmallCap
600

Annual Meeting of Stockholders

The Annual Meeting will be held
at 10:00 a.m. on May 7, 2003 at:
Hotel Sofitel
223 Twin Dolphin Drive
Redwood City, California 94065

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Stock Listing

Common stock of the Company is traded on the New York Stock Exchange under the symbol "GLB." The Preferred Stock is traded under "GLB PrA."

Independent Auditors

KPMG LLP
San Francisco, California

Legal Counsel

Morrison & Foerster LLP
Palo Alto, California

Form 10-K and other materials

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to its stockholders. Such requests should be made to:

SHAREHOLDER SERVICES
Glenborough Realty Trust Incorporated
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com
shareholderservices@glenborough.com

Direct Stock Purchase Plan

The Company has a direct stock purchase plan including an optional dividend reinvestment component. Stockholders interested in participating can obtain information by contacting the Company or
Registrar and Transfer Company
Direct Purchase/DRP Department
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 525-7686

Designed by Curran & Connors, Inc. / www.curran-connors.com



GLENBOROUGH
REALTY TRUST INCORPORATED

25th Anniversary

400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com